UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(RULE 13d - 102)

Information to be included in statements filed pursuant
to Rules 13d-1(b), (c) and (d) and amendments thereto filed
pursuant to 13d-2(b)

(AMENDMENT NO. 1)*

Interactive Brokers Group, Inc.
(Name of Issuer)

Class A Common Stock, $0.01 par value per share
(Title of Class of Securities)

45841N107
(CUSIP Number)

December 31, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule
pursuant to which this Schedule is filed:

[ ]        Rule 13d-1(b)
[x]        Rule 13d-1(c)
[ ]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kylin Offshore Master Fund Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,708,500

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,708,500

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,708,500

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%

12.	TYPE OF REPORTING PERSON

CO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kylin Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

3,613,896

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

3,613,896

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,613,896

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2%

12.	TYPE OF REPORTING PERSON

OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ted Kang

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

3,613,896

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

3,613,896

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,613,896

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2%

12.	TYPE OF REPORTING PERSON

IN, HC

This statement amends and supplements the Schedule 13G filed by the Reporting Persons (as defined below) on December 11, 2013.  Except as set forth herein, the Schedule 13G is unmodified. This statement reflects the beneficial ownership of the Reporting Persons as of February 3, 2014.

ITEM 1(a).      NAME OF ISSUER:

                 Interactive Brokers Group, Inc. (the "Issuer")

ITEM 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

One Pickwick Plaza
Greenwich, Connecticut 06830

ITEM 2(a).      NAME OF PERSON FILING:

The names of the persons filing this statement on Schedule 13G are (collectively, the “Reporting Persons”):

-	Kylin Offshore Master Fund Ltd. (“Offshore Fund”)

-	Kylin Management LLC (“Kylin Management”)

-	Mr. Ted Kang (“Mr. Kang”)

Kylin Management is the investment manager of the Offshore Fund and other accounts it separately manages (the “Separately Managed Accounts”).  Mr. Kang is the manager of Kylin Management.  Kylin Management and Mr. Kang may each be deemed to have voting and dispositive power with respect to the Common Shares (as defined below) held by the Offshore Fund and the Separately Managed Accounts.

ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

  The business address of each of Kylin Management and Mr. Kang is 366 Madison Avenue, 16th Floor, New York, New York 10017.

                The business address of the Offshore Fund is c/o Citco (Canada) Inc.
2 Bloor Street, Suite 2700, Toronto, Ontario M4W 1A8, Canada.

ITEM 2(c).      CITIZENSHIP:

Mr. Kang is a citizen of the United States.

Kylin Management is a limited liability company formed under the laws of the State of Delaware.

The Offshore Fund is a company formed under the laws of the Cayman Islands.

ITEM 2(d).      TITLE OF CLASS OF SECURITIES:

                Class A Common Stock, $0.01 par value per share (the “Common Shares”)

ITEM 2(e).      CUSIP NUMBER:

        45841N107

ITEM 4.         OWNERSHIP.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)           Amount beneficially owned:

(i) The Offshore Fund individually beneficially owns 2,708,500 Common Shares.

(ii) Kylin Management, as the investment manager of the Offshore Fund, may be deemed to beneficially own the 2,708,500 Common Shares beneficially owned by the Offshore Fund and an additional 905,396 Common Shares held in the Separately Managed Accounts.

(iii) Mr. Kang may be deemed to be the beneficial owner of the Common Shares beneficially owned by Kylin Management.

(iv) Collectively, the Reporting Persons beneficially own 3,613,896 Common Shares.

(b)	Percent of Class:

(i) The Offshore Fund’s individual beneficial ownership of 2,708,500 Common Shares represents 5.4% of all of the outstanding Common Shares.

(ii) Kylin Management’s and Mr. Kang’s beneficial ownership of 3,613,896 Common Shares represents 7.2% of all of the outstanding Common Shares.

(iii) Collectively, the Reporting Persons’ beneficial ownership of 3,613,896 Common Shares represents 7.2% of all of the outstanding Common Shares.

(c)           Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote Common Shares:

Not applicable.

(ii)	Shared power to vote or to direct the vote of Common Shares:

The Offshore Fund, Kylin Management and Mr. Kang have shared power to vote or direct the vote of the 2,708,500 Common Shares individually beneficially owned by the Offshore Fund.

Kylin Management and Mr. Kang have shared power to vote or direct the vote of the 905,396 Common Shares held in the Separately Managed Accounts.

                                (iii)      Sole power to dispose or to direct the disposition of Common Shares:

Not applicable.

                                (iv)      Shared power to dispose or to direct the disposition of Common Shares:

The Offshore Fund, Kylin Management and Mr. Kang have shared power to dispose or direct the disposition of the 2,708,500 Common Shares individually beneficially owned by the Offshore Fund.

Kylin Management and Mr. Kang have shared power to dispose or direct the disposition of the 905,396 Common Shares held in the Separately Managed Accounts.

ITEM 10.        CERTIFICATION.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:  February 12, 2014

KYLIN OFFSHORE MASTER FUND LTD.
By: Kylin Management LLC, as Investment Manager

By:  /s/ Paul Guggenheimer
                        Paul Guggenheimer, Chief Financial Officer

KYLIN MANAGEMENT LLC

By:  /s/ Paul Guggenheimer
             Paul Guggenheimer, Chief Financial Officer

/s/ Paul Guggenheimer
Paul Guggenheimer, as Attorney-in-Fact
                                     For Ted Kang